UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Zoom Telephonics, Inc.

 (Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

98978K107

(CUSIP Number)

Colby Jordan
Orbit Group LLC
848 Elm Street, 2nd Floor
Manchester, NH 03101
(603) 998-8484

Alexander H. Pyle, Esq.
Sheehan Phinney Bass & Green PA
28 State Street, 22nd Floor
Boston, MA 02109
(617) 897-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	98978K107
1	NAMES OF REPORTING PERSONS
Jeremy P. Hitchcock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,439,432[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,439,432[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,439,432[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Includes 52,500 shares of the common stock (“Common Stock”) of Zoom Telephonics, Inc. (the “Issuer”) that Jeremy P. Hitchcock has the right to acquire upon exercise of outstanding stock options that are currently exercisable or will become exercisable within 60 days.  The stock options were granted to Jeremy P. Hitchcock, in connection with his service as a member of the Board of Directors (the “Board”) of the Issuer.

SCHEDULE 13D

CUSIP No.	98978K107
1	NAMES OF REPORTING PERSONS
Elizabeth Cash Hitchcock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,439,432[2]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,439,432[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,439,432[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

2 Includes 52,500 shares of Common Stock of the Issuer that Jeremy P. Hitchcock has the right to acquire upon exercise of outstanding stock options that are currently exercisable or will become exercisable within 60 days. The stock options were granted to Jeremy P. Hitchcock, in connection with his service as a member of the Board of the Issuer.

SCHEDULE 13D

CUSIP No.	98978K107
1	NAMES OF REPORTING PERSONS
Orbit Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,379,252[3]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,379,252[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,379,252[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3 The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

SCHEDULE 13D

CUSIP No.	98978K107
1	NAMES OF REPORTING PERSONS
Hitchcock Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,379,252[4]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,379,252[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,379,252[4]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

4 The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

SCHEDULE 13D

CUSIP No.	98978K107
1	NAMES OF REPORTING PERSONS
Zulu Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,379,252

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,379,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,379,252

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Amendment No. 12 to Schedule 13D

This Amendment is being filed by Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC (“Orbit”), Hitchcock Capital Partners, LLC (“HCP”), Zulu Holdings LLC (“Zulu”), and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934. The stockholders group (the “Group”) is comprised of Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit, HCP and Zulu.

This Amendment further amends (i) the Schedule 13D filed on May 3, 2019; (ii) the Amendment No. 1 to Schedule 13D filed on October 21, 2019; (iii) the Amendment No. 2 to Schedule 13D filed on January 15, 2020; (iv) the Amendment No. 3 to Schedule 13D filed on January 21, 2020; (v) the Amendment No. 4 to Schedule 13D filed on April 8, 2020; (vi) the Amendment No. 5 to Schedule 13D filed on April 17, 2020; (vii) the Amendment No. 6 to Schedule 13D filed on May 27, 2020; (viii) the Amendment No. 7 to Schedule 13D filed on July 15, 2020; (ix) the Amendment No. 8 to Schedule 13D filed on August 4, 2020; (x) the Amendment No. 9 to Schedule 13D filed on September 4, 2020; (xi) the Amendment No. 10 to Schedule 13D filed on September 30, 2020; and (xii) the Amendment No. 11 to Schedule 13D filed on October 13, 2020 (collectively, the “Schedule 13D”).

Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D as amended hereby.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by the addition of the following at the end of Item 4:

On November 12, 2020, the Issuer announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Elm Acquisition Sub, Inc., a wholly-owned subsidiary of the Issuer (“Merger Sub”), Minim Inc. (“Minim”) and the Representative (as defined therein). Under the terms of the Merger Agreement, Merger Sub would merge with and into Minim (the “Merger”), with Minim being the surviving entity and, following the closing of the Merger, Minim would become a wholly-owned subsidiary of the Issuer. Pursuant to the Merger Agreement, the Issuer will exchange 0.80106 newly-issued shares of Common Stock for each issued and outstanding share of Minim’s common stock and preferred stock. In addition, the Issuer will issue to each holder of Minim options and restricted stock, new Issuer options and restricted stock that are substantially equivalent and on the same terms as the respective holder’s options and restricted stock. Additionally, holders of certain outstanding convertible notes of Minim will be exchanged for shares of Common Stock in accordance with the terms of the Merger Agreement. The transaction implies a valuation to Minim of approximately $30 million before taking into account transaction expenses and the exchange of the Minim convertible notes.

Mr. Hitchcock serves as Executive Chairman of Minim, and members of the Group collectively hold approximately 43% of the voting shares of Minim, on a fully diluted basis. Mr. Hitchcock and the other members of the Group have not participated in the negotiation of the Merger Agreement and the transaction contemplated thereby. In connection with the execution of the Merger Agreement, Mr. Hitchcock, Ms. Hitchcock and HCP each entered into a Support Agreement with the Issuer and Minim (the “Support Agreement”), pursuant to which each of them agreed to take specified actions to support the transaction, and also executed a written consent of stockholders approving the Merger and related matters.

The completion of the Merger is subject to satisfaction or waiver of various closing conditions, including the receipt of all required approvals of the stockholders of all merger participants and any required third party consents.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is filed as Exhibit 99.2 hereto, and the Support Agreement, a copy of which is filed as Exhibit 99.3 hereto.  The full text of the Merger Agreement and the Support Agreement is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented by the addition of the following:

As of the date hereof, each of the members of the Group beneficially owns, in aggregate, the number of shares of the Issuer’s Common Stock, representing the percentage of the Issuer’s outstanding shares set forth below opposite the name of such member of the Group, which in the case of Mr. Hitchcock and Ms. Hitchcock includes 52,500 shares of Common Stock that may be acquired within 60 days of the date hereof pursuant to the exercise of stock options issued to Mr. Hitchcock.

Name	Shares Beneficially Owned	Percentage Beneficial Ownership
Jeremy P. Hitchcock	12,439,432	51.7
Elizabeth Cash Hitchcock	12,439,432	51.7
Orbit Group LLC	12,379,252	51.5
Hitchcock Capital Partners, LLC	12,379,252	51.5
Zulu Holdings LLC	12,379,252	51.5

Mr. and Ms. Hitchcock share voting and dispositive power over all shares of the Issuer’s Common Stock that they beneficially own, including shares of Common Stock issuable upon exercise of options granted to Mr. Hitchcock.  All members of the Group share voting and dispositive power over all shares of Common Stock beneficially owned by Orbit, HPC and Zulu.  The information set forth in Item 2 is incorporated herein by reference.

The aggregate percentage of Common Stock reported owned by each Reporting Person named herein is based upon 24,058,642 shares of Common Stock outstanding as reported in the Issuer’ s Form 10-Q for the quarterly period ended September 30, 2020 filed with the Securities and Exchange Commission on November 13, 2020.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1
Joint Filing Agreement among Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC, Hitchcock Capital Partners, LLC and Zulu Holdings LLC dated as of January 21, 2020 (incorporated by reference to Exhibit 99.1 to Amendment No. 3 to Schedule 13D filed on January 21, 2020).

Exhibit 99.2
Agreement and Plan of Merger, dated as of November 12, 2020, by and among Zoom Telephonics, Inc., Elm Acquisition Sub, Inc., Minim Inc. and the Representative (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 13, 2020).

Exhibit 99.3	Form of Support Agreement entered into by each of Jeremy P. Hitchcock, Elizabeth Cash Hitchcock and Hitchcock Capital Partners, LLC with Zoom Telephonics, Inc. and Minim Inc.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2020	/s/ Jeremy P. Hitchcock
Jeremy P. Hitchcock

/s/ Elizabeth Cash Hitchcock
Elizabeth Cash Hitchcock

Orbit Group LLC

By:	/s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: Manager

Hitchcock Capital Partners, LLC
By:	Orbit Group LLC, its Manager

By:	/s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: Manager

Zulu Holdings LLC
By:	Orbit Group LLC, its Manager

By:	/s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: President